For Immediate Release

NEWS RELEASE

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Pacific North West Capital Commences

Exploration Program on the Destiny Gold Project

Drill Program Slated for November 2010

First and second year option agreement obligations fulfilled, second year program commencing
2010 program includes the completion of an updated NI43-101 resource estimate
High Resolution Airborne Magnetic Survey to map structural controls to mineralization Borehole Electromagnetic Surveys to target massive sulphide mineralization
Drill program to commence on expanded targets in Nov 2010

October 14th, 2010, Vancouver, BC – Pacific North West Capital Corp. ("PFN") TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) and Alto Ventures Ltd. (“ATV”) TSX-V: ATV (together “the Companies”) are pleased to provide an update of proposed exploration activities for 2010 on the Destiny Gold project, located near Val-d’Or, Quebec. The 2010 Destiny exploration program is currently underway and will focus primarily on high resolution airborne magnetic surveys, borehole electromagnetic surveying and drilling.

The drill program will focus on targets derived from the geophysical surveys. The 2010 program will also include the completion of an updated National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI43-101”) report with a resource estimate that incorporates drilling carried out by PFN and ATV prior to this campaign.

In 2009 and early 2010 PFN completed infill and step-out drilling to expand the known resources at the DAC zone. The results from these drill programs (See press release dated Dec. 3 2009, Jan. 15 and April 12 2010) will be used to update the resource estimate and report the findings in compliance with the NI43-101 standards of disclosure. The estimate and report will be completed by Wardrop Engineering Inc.

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The Destiny project area is transected by the Despinassy shear zone, a local structure that may be related to the regionally extensive Chicobi Fault Zone. High grade gold mineralization occurs in quartz veins and alteration zones associated with this structure. Mineralization has been identified in several locations along the Despinassy shear zone on the property for a strike distance over 4 km. The entire area is overlain by quaternary glacial sediments which have obstructed surface mapping and sampling of the mineralization. The underlying stratigraphy and potential mineralization extends approximately 20 km along the major Chicobi Fault Zone. This fault zone parallels the prolific Cadillac-Larder and Destor-Porcupine Deformation Zones, which host multi-million ounce deposits to the south. Recent structural interpretations conducted on drill core by Robert J. Tremblay, PGeo, suggest that better grade mineralization tends to be encountered in complexly folded zones. A magnetic marker horizon is observable in the form of a thin gabbroic intrusive which the Companies believe can be mapped by the high resolution airborne magnetic survey.

Additional drilling conducted by the Companies in 2009-2010 revealed a massive sulphide mineralized zone adjacent to the gold mineralization (see news releases dated February 18 and April 12, 2010). Drill hole DES10-137 returned 0.73 Cu, 6.4% Zn, 0.3 g/t Au and 18 g/t Ag over a one metre interval.  Previous hole DES06-94 returned 5.79% Cu, 3.42% Zn, 1.21 g/t Au and 118.0 g/t Ag over a 0.7 m interval. The Companies interpret these sulphide occurrences as important to the gold mineralizing system and have elected to carry out bore hole pulse electromagnetic surveys (BHEM) in certain drill holes to trace the extent of the massive sulphide mineralization and to help guide drilling at depths greater than 500m. The three known deposits at the Destiny project are open to depth and along strike.

Follow-up drilling will be conducted in November 2010, on a few select targets, once the geophysical results are fully interpreted. The goal of the drilling will be to test the effectiveness of the geophysics to highlight areas of mineralization.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Mike Koziol, P. Geo, a Qualified Person under the provisions of NI 43-101.

Destiny Project: DAC Deposit and Darla Gold Zones
Surface Projection

Mafic Volcanics
HYDROLINE
N
DAC
Darla
8.0 g/t /1.5 m
Qtz eye Mafic Intrusive
UPPER ZONE
3.5 g/t /1.1 m
DES10-138
16.7 g/t /0.7 m
DARLA ZONE
New Gold Zone
19.5 g/t /2.1 m
4.9 g/t /1.2 m
34.8 g/t /0.3 m
Gabbro / Diorite
Granodioritic Dyke Swarm
Gold Zone – (with ore-grade intercepts; geochemically anomalous)
Base Metal Sulphide Horizon
Diamond Drill Hole
0
200 m
ALTO VENTURES LTD.

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About the Destiny Property

The Destiny Project is under option from ATV. Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to ATV. The property consists of 177 claims totalling 7,421 ha and is located approximately 100 km by road north of the city of Val-d’Or. The property is accessible by provincial highway 397 which passes through the property.

Pacific North West Capital has fulfilled its obligations for the first two years of the option term as outlined in the agreement. As of the date hereof the company has paid $50,000 and has issued 75,000 shares to Alto Ventures Ltd.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Property is the DAC zone, which occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec” dated January 9, 2007, available on the Alto Ventures website).

About Alto Ventures Ltd.

Alto Ventures Ltd. is a gold exploration and development company with a portfolio of highly prospective properties in the Canadian Shield. The Company is active in Quebec in the Abitibi greenstone belt where it has a number of projects including the Alcudia and Destiny gold properties.  In Ontario, ATV is exploring in the Beardmore-Geraldton gold belt and the Shebandowan gold district.  Recently, with the acquisition of the Chilko project in British Columbia, ATV has added large tonnage bulk-mineable porphyry style deposits to its exploration targets.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, PFN’s current option/joint ventures agreements are with Anglo Platinum, First Nickel, ATV and PFN is a major shareholder of Fire River Gold Corp. (www.firerivergold.com)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and deal making abilities to acquire additional Platinum Group metals, base metals and precious metals projects on an international scale. Pacific North West Capital is a member of the International Metals Group (www.internationalmetalsgroup.com) of Companies.

On behalf of the Board of Directors

Harry Barr

President & C.E.O.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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